[LETTERHEAD OF INMED PHARMACEUTICALS INC.]

November 10, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

USA

Re:	InMed Pharmaceuticals Inc.

Registration Statement on Form S-1

Filed June 19, 2020, as amended

File No. 333-239319

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Securities Act”), InMed Pharmaceuticals Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) to November 12, 2020 at 9:00 a.m. (Eastern) or as soon thereafter as is practicable.

The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.

INMED PHARMACEUTICALS INC.

By	/s/ Eric A. Adams
Name: Eric A. Adams Title: President & Chief Executive Officer